WIPRO LIMITED

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035

India

October 16, 2012

Via EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington, D.C. 20549

Re:	Wipro Limited
Form 20-F for the Fiscal Year Ended March 31, 2012
Filed May 16, 2012
File No. 001-16139

Dear Mr. Gilmore:

Wipro Limited (“Wipro” or the “Company”) expresses its appreciation of your review of its Annual Report on Form 20-F for the fiscal year ended March 31, 2012 (the “2012 Form 20-F”). Wipro submits this letter in response to the letter of comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 11, 2012. For the Staff’s convenience, the Company has reproduced the comments from the Staff in italics and the Company’s responses thereto are set forth below.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

1.	With regard to your disclosure of Receivable Days, we note that you adjust for unbilled and unearned revenues and you appear to present quarterly amounts rather than annual amounts. We further note that you disclose Receivable Days [for] some but not all of your segments and the reason(s) for increases in Receivable Days have not been disclosed. Please tell us what consideration was given to disclosing the following:

•	Receivable Days for the entire company or for each segment;

•	Receivable Days based on annual periods rather than quarterly periods;

•	A more specific explanation of how you adjust Receivable Days for unbilled and unearned revenue; and

•	The factors underlying changes in Receivable Days.

As part of your response, please provide us with your calculation of Receivable Days included in your filing. Please refer to Section IV.B.1 of SEC Release 33-8350.

RESPONSE

•	Receivable Days for the entire company or for each segment.

The Company operates in diverse businesses including IT Services, IT Products, Consumer Care Products, Infrastructure Engineering and Other Businesses. These businesses are different from each other in their nature of operations, sales cycles, industry practices and customers. Consolidating Receivable Days for such varied businesses would not provide accurate or meaningful information about the status of the businesses of the Company. Consequently, the Company believes that disclosure of Receivable Days on a company consolidated basis is not appropriate. The Company does disclose its Receivable Days for its two significant business segments, IT Services and IT Products. These two segments represented 76% and 10% of the Company’s total revenues and 93% and 3% of total operating income, respectively, for the fiscal year ended March 31, 2012.

•	Receivable Days based on annual periods rather than quarterly periods.

The Company’s IT Services segment has maintained sequential quarterly growth in revenues over the last several fiscal years and a significant portion of the period end receivables balance is comprised of billings made during the quarter. Consequently, a portion of the receivable balance grows during the quarter as a result of additional incremental revenues. The Company believes in order to accurately present the Company’s receivables management, Average Day Sales needs to be computed using the revenues of the quarter ended March 2012 rather than using annual revenues. For these reasons, the Company believes that the presentation of Receivable Days on a quarterly period basis is a more useful representation of the Company’s Receivable Days than on an annual period basis. The calculation of Receivable Days for the IT Products business segment is also consistent with this approach.

•	How Wipro adjusts Receivable Days for unbilled and unearned revenue.

The Company adjusts Receivable Days for unbilled and unearned revenue for its IT Services and IT Products business segments in materially different manners.

IT Services

The Company adjusts its IT Services business segment Receivable Days in the following manner:

•	Unbilled revenue is added to the receivables outstanding as of the reporting date because it represents revenues that are recognized but not yet invoiced;

•	Unearned revenue is deducted from receivables outstanding as of the reporting date because it represents advance customer billings for which the work has not yet been performed;

•	Revenue is adjusted to include sales tax, value added tax and service tax to more accurately match receivables which are reported inclusive of taxes;

•	Revenue and receivables are adjusted to exclude the impact of foreign currency exchange gains/losses to more accurately reflect Receivable Days;

•

Revenue and receivables are adjusted to exclude IT Services revenue and the corresponding period end receivable balances, including unbilled and unearned revenue balances, from customers located in India and the Middle East region to remove the impact of integrated contracts where IT Services and IT Products are primarily provided with multi-year payment plans that would not reflect accurately the IT Services business and related Receivable Days computation;

•

Revenue and receivables are adjusted to exclude revenue and the corresponding period end receivable balances, including unbilled and unearned revenue balances, of acquired entities to present Receivable Days consistently over periods without the impact of acquired entities; and

•	Receivables are adjusted to exclude advances received from customers.

The Receivables balance after accounting for these adjustments, the “adjusted receivables balance,” is divided by the average day sales for the reported quarter, which is calculated by considering the net revenues, as adjusted (including unbilled and net of unearned revenues), for the quarter divided by 90.

IT Products

The Company adjusts its IT Products business segment Receivable Days in the following manner:

•	Unbilled revenue is added to the receivables outstanding as of the reporting date because it represents revenues that are recognized but not yet invoiced;

•	Unearned revenue is deducted from receivables outstanding as of the reporting date because it represents advance customer billings for which the work has not yet been performed;

•	Revenue is adjusted to include sales tax, value added tax and service tax to more accurately match receivables which are reported inclusive of taxes;

•	Revenue and receivables are adjusted to exclude the impact of foreign currency exchange gains/losses to more accurately reflect Receivable Days;

•

Revenue and receivables are adjusted to include the IT Services revenue and the corresponding period end receivables balance, including unbilled and unearned revenue balances, from customers located in India and the Middle East region to include the impact of integrated contracts where IT Services and IT Products are primarily provided with multi-year payment plans to accurately reflect the IT Products business and related Receivable Days computation;

•	Receivables are adjusted to exclude receivables sold on a non-recourse basis;

•	Receivables are adjusted to exclude withholding taxes deducted from payments made by customers; and

•	Receivables are adjusted to exclude cash advances received from customers and certain invoiced but unpaid receivables for future services.

The Receivables balance after accounting for these adjustments, the “adjusted receivables balance,” is divided by the average day sales for the reported quarter, which is calculated by considering the net revenues, as adjusted (including unbilled and net of unearned revenues), for the quarter divided by 90.

•	The factors underlying changes in Receivable Days.

The factors underlying changes in Receivable Days for our IT Services and IT Products business segments include:

•	our billing and credit terms for sales to our customers;

•	customers payment cycles;

•	our collection efficiencies with customers;

•	the proportion of our revenues from comprehensive multi-year outsourcing contracts in which payments under such contracts are structured over multiple years with specialized payment terms; and

•	the proportion of our sales that come from specific geographies and the prevailing economic conditions in such geographies.

The Company analyzes these factors on an individual basis for its impact on the Receivable Days when there is a cause for a significant impact.

Notes to Consolidated Financial Statements

Note 18. Income Taxes, page 133

2.	We note that a substantial portion of earnings from your India operations are exempt from Indian income taxes due to certain income tax holidays. Please tell us what consideration was given to disclosing the aggregate impact of the tax holidays on your results of operations, including per share amounts, and the date the tax holidays related to the Special Economic Zone Act will expire. Please refer to SAB Topic 11.C.

RESPONSE

The Company respectfully notes that it has disclosed the aggregate effect due to non-taxable income for Indian tax purposes in the table for reconciliation between the income tax of the Company and amounts computed by applying the statutory income tax rate of India to profit before tax under Note 18 - Income taxes, to the Consolidated Financial Statements. The aggregate effect of the tax holiday is Rs. 9,115 million, Rs. 10,458 million and Rs. 10,802 million for the fiscal years ended 2012, 2011 and 2010, respectively. The Company believes the per share effect of the tax holiday can be readily determined by dividing the aggregate rupee value by the weighted average number of shares outstanding for the period as disclosed in the Notes to the Consolidated Financial Statements.

The Company also notes its disclosure in the Income Taxes paragraph in the “Overview” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2012 Form 20-F. Relevant parts of the disclosure are provided under the heading, “Special Economic Zone,” and states, “Under this scheme, units in designated Special Economic Zones which began providing services on or after April 1, 2005, will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.” Similar disclosure is provided in Note 18 - Income taxes, to the Consolidated Financial Statements for the year ended March 31, 2012. Relevant parts of the Note state, “Additionally, under the Special Economic Zone Act, 2005 scheme, units in designated Special Economic Zones which began providing services on or after April 1, 2005, will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.”

Because tax holidays available for each unit will expire in a phased manner over a substantially long period of time, the Company continues to evaluate its disclosure regarding the specific dates of expiration of the tax holidays as such holidays near expiration. The Company intends to provide additional information and analysis in future reports filed with Commission regarding the expiration of tax holidays and the effect on the Company as such tax holidays near expiration.

In connection with the Company’s responses to the Staff’s comments on its filings, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wipro believes that the foregoing fairly responds to the Staff comment letter. Wipro is prepared to provide any additional information required by the Staff in connection with its review. Wipro respectfully requests an opportunity to discuss this response letter further with the Staff if, following its review of this information, the Staff does not concur with its views. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact the undersigned at +91-80-2844-0055 or the Company’s counsel, Raj S. Judge, at Wilson Sonsini Goodrich & Rosati, P.C., at 650-320-4688.

Yours sincerely,

Wipro Limited

/s/ Suresh C. Senapaty

Suresh C. Senapaty

Chief Financial Officer and Director

Cc:	Raj S. Judge, Esq.